Morgan, Lewis & Bockius LLP
One Federal Street
Boston, Massachusetts 02110

June 13, 2017
VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Attention: Chad Eskildsen

Re:	CGM Trust with respect to its series CGM Focus Fund (the “Fund”)
(File No. 811-00082)

Dear Mr. Eskildsen:

On behalf of our client, CGM Trust, a Massachusetts business trust (the “Registrant”), per your request, I am writing to respond to the comment you delivered on behalf of the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Fund’s annual report to shareholders on Form N‑CSR for the fiscal year ended December 31, 2016, which we discussed by telephone on June 8, 2017.

You noted that, as of December 31, 2016, the Fund had aggregate short positions in United States Treasury Bonds of approximately 19.5% of the Fund’s net assets, and you asked that the Registrant supplementally explain whether these short positions were established pursuant to borrowed bond or repurchase agreements under which the counterparty could sell or hypothecate collateral posted by the Fund. In response to your comment, the Registrant advises the Staff that the collateral posted by the Fund in connection with such short sales is held in a segregated custody account with the Fund’s custodian pursuant to a tri-party agreement among the Fund, the custodian and the counterparty to the short sale transactions, and that the counterparty has no right to sell, hypothecate or otherwise take control of such collateral in the absence of a breach or default by the Fund.

Please feel free to call me at 617-951-8267 if you have any questions about this letter or would like to discuss these matters further.

Sincerely,

/s/ Barry N. Hurwitz

Barry N. Hurwitz